

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

<u>Via E-mail</u>
Douglas P. Williams
Executive Vice President, Secretary, Treasurer and Director
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092

> **Re: Wells Timberland REIT, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2013**
> **File No. 000-53193**

Dear Mr. Williams:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Michael McTiernan

        Michael McTiernan
        Assistant Director

cc: Lesley H. Solomon
   Alston & Bird LLP
   Via E-mail